NO ACT

DC
PE
12-10-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08021475

Received SEC

JAN 17 2008

Washington, DC 20549

January 17, 2008

Paul M. Wilson
Senior Attorney
Legal Department
AT&T Inc.
175 E. Houston, Room 222
San Antonio, TX 78205

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/17/2008

Re: AT&T Inc.
Incoming letter dated December 10, 2007

Dear Mr. Wilson:

This is in response to your letter dated December 10, 2007 concerning the shareholder proposals submitted to AT&T by the LIUNA Staff and Affiliates Pension Fund, the SNET Retirees Association, Inc., and Jane Banfield. We also have received a letter on behalf of the SNET Reitrees Association, Inc. dated January 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark W. Speakes
Fund Administrator
LIUNA Staff & Affiliates Pension Fund
905 16th Street, N.W.
Washington, DC 20006-1765

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

Jane Banfield
32 Stevens Street
Bernardsville, NJ 07924

at&t

RECEIVED
2007 DEC 11 PM 4:19
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Paul M. Wilson
Senior Attorney
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

1934 Act/ Rule 14a-8

December 10, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2008 Annual Meeting
Shareholder Proposals of LIUNA Staff and Affiliates Pension Fund and SNET Retirees Association, Inc.

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On October 31, 2007, AT&T received a shareholder proposal (the "LIUNA Proposal") from the LIUNA Staff and Affiliates Pension Fund (the "Staff and Affiliates Fund") for inclusion in AT&T's 2008 proxy materials. A copy of the LIUNA Proposal and related correspondence is attached hereto. Subsequently, on November 21, 2007, AT&T received a shareholder proposal (the "SRA Proposal" and, collectively with the LIUNA Proposal, the "Proposals") from SNET Retirees Association, Inc. ("SRA") for inclusion in AT&T's 2008 proxy materials. A copy of the SRA Proposal is attached hereto. The SRA Proposal was co-sponsored by Jane Banfield. For the reasons stated below, AT&T intends to omit or modify one of the Proposals from its 2008 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to each proponent as notice of AT&T's intention to omit one of the Proposals from its 2008 proxy materials.

Background

The LIUNA Proposal reads as follows:

> *RESOLVED: That the shareholders of AT&T Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:*
>
> - *Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;*
> - *Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;*
> - *Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;*
> - *Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and*
> - *Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.*

The SRA Proposal reads as follows:

> *Resolved: The shareholders of AT&T, Inc. urge the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually to shareholders on the specific financial performance measure used to award performance pay.*

AT&T believes that the LIUNA Proposal may be omitted from its 2008 proxy materials because (1) the Staff and Affiliates Fund failed to provide documentary support that it meets the eligibility requirements of Rules 14a-8(b) and 14a-8(f), and (2) AT&T has already substantially implemented the LIUNA Proposal pursuant to Rule 14a-8(i)(10). In the event the Staff is unable to agree that the LIUNA Proposal may be excluded pursuant to Rules 14-8a(b), 14a-8(f) and 14a-8(i)(10), then AT&T believes the SRA Proposal may be omitted from its 2008 proxy materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates the LIUNA Proposal that will be included (absent concurrence from the Staff for its exclusion) in its 2008 proxy materials. In the event the Staff is unable to agree that the SRA Proposal may be excluded pursuant to Rule 14-8a(i)(11), then AT&T believes certain statements in the supporting statement of the SRA Proposal (the "SRA Supporting Statement") may be omitted from its 2008 proxy materials pursuant to Rule 14a-8(i)(3) because the statements are materially false, misleading and/or irrelevant.

Discussion

The LIUNA Proposal may be excluded from AT&T's 2008 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f) because the Staff and Affiliates Fund has failed to provide proof of ownership of the requisite value of the Company's shares.

Rule 14a-8(f) provides that shareholder proposals may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rules 14a-8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. If the proponent is not a registered shareholder, the proponent must provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i)-(ii). Where the proponent fails to provide proof of ownership at the time the proposal is submitted, the company must notify the proponent in writing of the procedural or eligibility deficiency within 14 calendar days of receiving the proposal. Under Rule 14a-8(f), a proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

The Staff and Affiliates Fund faxed the LIUNA Proposal to AT&T on October 31, 2007. Immediately following receipt of the three page submission, consisting of a cover letter and the proposal, AT&T examined the submission and determined that the Staff and Affiliates Fund was not an AT&T stockholder of record by checking the Company's stock records. In its October 31 letter, the Staff and Affiliates Fund identified itself as the "LIUNA Staff and Affiliates Pension Fund" and stated that it "is the beneficial owner of approximately 140,000 shares of the Company's common stock."

By letter dated October 31, 2007 (the "October 31 Letter"), and delivered via UPS, AT&T requested that the Staff and Affiliates Fund submit proof of ownership of at least $2,000 in market value of AT&T Inc.'s common stock for at least one year prior to the date the Staff and Affiliates Fund submitted the LIUNA Proposal. AT&T Inc. has obtained confirmation from UPS that the October 31 Letter was delivered to the Staff and Affiliates Fund's Washington DC office and signed for on November 1, 2007.

On November 1, 2007, AT&T received a fax from Wachovia Bank (the "Broker Letter") which states in part that it "is the record holder for 73,600 shares of AT&T, Inc. common stock held for the benefit of the Laborers' Local Union and District Council Pension Fund."

The LIUNA Proposal identifies the proponent as the LIUNA Staff and Affiliates Pension Fund. In addition to the first sentence in the cover letter, stating that the LIUNA Proposal was being submitted on behalf of the LIUNA Staff and Affiliates Pension Fund, the letterhead on which the cover letter is printed is marked "LIUNA Staff & Affiliates Pension Fund." Nowhere in the cover letter or the proposal itself is the proponent identified as anything other than the LIUNA Staff and Affiliates Pension Fund. The cover letter also states that the Staff and Affiliates Fund "is the beneficial owner of approximately 140,000 shares of the Company's common stock." The Broker Letter, in contrast, does not refer to the Staff and Affiliates Fund. It states that Wachovia Bank is the record holder of 73,600 shares of AT&T common stock for the benefit of the Laborers' Local Union and District Council Pension Fund. In addition to the difference between the names of the two funds, the number of shares represented as being beneficially owned in the Broker Letter is different, indicating still further that the Broker Letter pertains to a shareholder other than the Staff and Affiliates Fund. Because the Broker Letter does not identify the Staff and Affiliates Fund as the beneficial owner of any shares of AT&T stock, it does not satisfy the requirements of Rule 14a-8(b).

Because the October 31 Letter was delivered to the Staff and Affiliates Fund on November 1, 2007, the Staff and Affiliates Fund had until November 15, 2007, to respond to AT&T's request and to submit proof of ownership under the 14-day deadline of Rule 14a-8(f). As of the date of this letter, AT&T has received no correspondence relating to the LIUNA Proposal other than the Broker Letter. Therefore, because the Staff and Affiliates Fund has failed to provide proof of ownership of any shares of stock in AT&T Inc., it does not meet the eligibility requirements set forth in Rule 14a-8(b) for submitting a proposal, and therefore its proposal may be excluded under Rule 14a-8(f).

The LIUNA Proposal may be excluded from AT&T's 2008 proxy materials pursuant to Rule 14a-8(i)(10) because AT&T has substantially implemented the LIUNA Proposal.

Rule 14a-8(i)(10) provides that a company may exclude a shareholder proposal if the company has already substantially implemented the proposal. As the Staff has noted, a proposal need not be specifically implemented to be excluded under the principles of Rule 14a-8(i)(10). See SEC Release No. 34-20091 (August 16, 1983) (stating that a company need not have fully implemented a proposal to avail itself of an exclusion under the provisions of the precursor of the current version of Rule 14a-8). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multifaceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of proposal to establish healthcare compliance committee because company had ethics committee with similar responsibilities).

As expressed in the supporting statement, the underlying concerns of the LIUNA Proposal are "that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value" and that "[a] critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance." AT&T's executive compensation program addresses these concerns. As discussed in AT&T's 2007 proxy statement (the "2007 Proxy"), the Human Resources Committee (the "Committee") has adopted the following principles, among others, for establishing the amount and form of executive compensation:

- Maximize the alignment of executive compensation with the long-term interests of stockholders;
- Base both short-term bonuses and long-term compensation on performance measures

The LIUNA Proposal requests that AT&T establish an executive compensation plan for senior executives that has five specified features. As discussed below, AT&T has implemented, in whole or in part, each of the five specified features of the LIUNA Proposal. The following discussion is based on the 2007 Proxy and thus primarily covers compensation for 2006. Except as noted below, AT&T's compensation practices for 2007 were not materially different.

1. Sets compensation targets for the Plan's annual and long-term incentive pay compensation at or below the peer group median

In 2006, the Committee granted executive officers long-term incentives in the form of performance shares for the 2006-2008 performance period. The Committee determined the total amount of long-term incentives to grant each executive officer (except the Chief Executive Officer) by generally targeting the 50th percentile of the long-term market and then adjusting for the relative value of each position within the company. Executive officers' salaries are also generally targeted to the 50th percentile of the market, as adjusted for the relative value of each position within the company. Although short-term incentives are generally not tied to the 50th percentile, long-term incentives generally represent 68% of executive officers' direct compensation and, together with salary, generally represent 80% of executive officers' direct compensation. Therefore, 80% of executive officers' direct compensation is generally tied to the 50th percentile.

2. Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards

Beginning in 2004, the Committee decided to use performance shares instead of stock options or restricted stock to tie the incentive pay of executives more directly to performance and to minimize the dilution of stockholder interests to which equity-based compensation programs may contribute. The Committee continued that policy in subsequent annual grants. Therefore, the Committee exclusively uses performance shares as long-term compensation for executive officers.

3. Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan

With respect to short-term awards, the Committee establishes performance targets after reviewing our business plan and determining the short-term business metrics managers should focus on most in order to drive results. For 2006, the financial and operational targets for short-term awards for the Named Executive Officers, except for Mr. Sigman and Mr. Dorman, were based on net income, free cash flow, customer satisfaction and customer churn (weighted 50%, 30%, 10% and 10%, respectively).

The Committee uses return on invested capital as the performance measure for long-term awards. Return on invested capital encourages managers to focus not only on net income, but also to ensure that the company's capital is invested effectively.

In setting Mr. Whitacre's long-term compensation, and the portion of Mr. Stephenson's long-term compensation that was awarded in connection with his appointment as Chairman and Chief Executive Officer in 2007, the Committee decided that 75% of their performance shares would be tied to return on invested capital and the remaining 25% of the award would be based on the comparison of AT&T's total stockholder return to relevant companies in the North American Telecom Index.

4. Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies

With respect to performance targets for long-term compensation, the Committee establishes performance targets for total stockholder return relative to the performance of the Company's peer companies. As described above, 25% of Mr. Whitacre's, and 25% of a portion of Mr. Stephenson's, long-term incentive award is based on the comparison of AT&T's total stockholder return to relevant companies in the North American Telecom Index. Furthermore, beginning in 2008, 25% of the long-term incentive awards of all executive officers will be based on the comparison of AT&T's total stockholder return to relevant companies in the North American Telecom Index.

5. Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance

With respect to the portion of long-term incentives that is tied to total stockholder return (as discussed above), if the Company's total stockholder return is below the 50th percentile as compared to relevant companies in the North American Telecom Index, the payment will be between 0 and 50% of the target award.

* * *

According to the Staff, the determination that a company has substantially implemented a proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. See *Texaco Inc.* (March 28, 1991) (permitting exclusion of proposal that company subscribe to "Valdez principles" where company had adopted policies, practices and procedures with respect to the environment). Because AT&T's executive compensation program addresses the underlying concerns of the LIUNA Proposal and because AT&T has partially or completely implemented each of the specified features of the LIUNA Proposal, AT&T believes that its executive compensation program compares favorably with the LIUNA Proposal. Therefore, AT&T believes that it has substantially implemented the LIUNA Proposal and thus that it may properly omit the LIUNA Proposal from its proxy materials pursuant to Rule 14a-8(i)(10).

The SRA Proposal may be excluded from AT&T's 2008 proxy materials pursuant to Rule 14a-8(i)(11) because the SRA Proposal substantially duplicates the LIUNA Proposal.

Under Rule 14a-8(i)(11), a proposal may be omitted if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. In considering whether proposals are substantially duplicative, the Staff has taken the position that proposals do not have to be identical in scope to be excluded under Rule 14a-8(i)(11). Rather, the Staff has considered whether the principal thrust or focus of the proposals is the same. See *Constellation Energy Group, Inc.* (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria). Moreover, the Staff has agreed that proposals addressing the same subject matter in different terms and with broader or narrower scope of subject matter than prior proposals may be excluded under Rule 14a-8(i)(11). See *Verizon Communications Inc.* (February 20, 2007) (proposal that at least 75% of future equity compensation awards to senior executives be performance-based substantially duplicates a broader prior proposal that no future stock options be awarded to anyone).

Both the LIUNA Proposal and the SRA Proposal seek to impose limits on the use of performance-based equity compensation. Although the LIUNA Proposal is broader than the SRA Proposal, the principal focus of each proposal is on the measures used for performance-based equity compensation awards. The LIUNA Proposal requires that such measures be established relative to AT&T's peer companies, while the SRA Proposal requires that such measures exclude non-cash pension credits. Because both proposals are focused on limiting the financial measures that AT&T uses for performance-based equity compensation, the SRA Proposal is substantially duplicative of the LIUNA Proposal and thus may be excluded under Rule 14a-8(i)(11).

Certain statements in the SRA Supporting Statement may be excluded from AT&T's 2008 proxy materials pursuant to Rule 14a-8(i)(3) because the statements are materially false, misleading and/or irrelevant.

Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin

No. 14B (September 15, 2004) confirms that Rule 14a-8(i)(3) permits a company to exclude a proposal if, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. See *Sara Lee Corporation* (July 31, 2007) (permitting company to exclude materially false or misleading portions of supporting statement from proxy materials).

The SRA Supporting Statement contains statements that are false, misleading and/or irrelevant. In particular, none of the data in the SRA Supporting Statement relates to periods more recent that 2002, and much of it relates to AT&T Corp. rather than to SBC Communications Inc. or AT&T Inc. (Prior to November 18, 2005, AT&T Inc. was known as SBC Communications Inc. ("SBC"). On November 18, 2005, SBC acquired AT&T Corp., and SBC changed its name to AT&T Inc.) Moreover, the SRA Supporting Statement refers in some instances to "AT&T," without drawing a distinction between AT&T Corp. and SBC or AT&T Inc. Each statement in the SRA Supporting Statement that the Company believes is false, misleading and/or irrelevant is set forth and discussed below.

1. In recent years a substantial share of AT&T's reported eamings has not been cash flow from ordinary operations, but rather accounting rule income from "pension credits."

The only support offered for the above statement comes four paragraphs later: "For example, SBC Communications (which merged with the "old" AT&T) used non-cash pension credits to add $1.14 billion to reported operating income in 2002." Apparently, the above statement refers to the fact that SBC's 2002 operating income included a net pension benefit of $1.137 billion. For the years 2003 through 2006, however, the net pension benefit was negative—a net pension cost of $89 million, $8 million, $135 million and $78 million, respectively. Thus, there is no year more recent than 2002 for which SRA could assert that SBC or AT&T Inc. used non-cash pension credits to "add" anything to reported operating income, because in each of those years the net pension cost reduced operating income. Because the above statement is demonstrably inconsistent with SBC and AT&T Inc.'s reported financials for the years 2003 through 2006, the Company believes that it is materially false and misleading.

2. Similarly, management at the pre-merger AT&T added $1.3 billion in pension credits to earnings in 2000 through 2002 based on a projected $5 billion net gain on pension investments. In 2000, pension credits of $775 million accounted for nearly one-fifth (19.7%) of AT&T's pretax income.

   In reality, AT&T's the pension trust actually lost $2.9 billion over this three-year period. Meanwhile the pension surplus deteriorated from $9 billion surplus to less than $1 billion by year-end 2002.

The data in each of the above statements relates to AT&T Corp., not to SBC or AT&T Inc. Although the first sentence above refers explicitly to "pre-merger AT&T," the second and third sentences above refer simply to "AT&T," which could lead shareholders to believe that the second and third sentences, as well as the fourth, refer to SBC. Moreover, while general discussion of "pension credits" and SBC and AT&T Inc. financial data may be relevant to the SRA Proposal, AT&T Corp. financial data, particularly AT&T Corp. financial data that is no more recent than 2002, is not relevant to the SRA Proposal. Therefore, the Company believes that the above statements are materially misleading and irrelevant.

3. According to a Wall Street Journal report (June 25, 2001), "companies can use pension accounting to manage their earnings by changing assumptions to boost the amount of pension income that can be factored into operating income."

The article referred to in the above sentence, entitled "Study Finds Almost a Third of Big U.S. Companies Are Getting Part of Earnings From Pension Plans," deals with a report by a securities analyst. The sentence being quoted in the above statement appears in its entirety in the cited *Wall Street Journal* article as follows:

> The report, issued by Credit Suisse First Boston Corp. accounting analyst Jane Adams, also hints that companies can use pension accounting to manage their earnings by changing assumptions to boost the amount of pension income that can be factored into operating income. *The Wall Street Journal*, "Study Finds Almost a Third of Big U.S. Companies Are Getting Part of Earnings From Pension Plans," Michael Rapoport and Phyllis Plitch (June 25, 2001).

The above statement from the SRA Supporting Statement is misleading because it suggests that the report in question was prepared by the *Wall Street Journal*, whereas the report was prepared by a third party and merely described in an article in the *Wall Street Journal*. Moreover, by omitting the word "hints," SRA has drastically altered the meaning of the sentence by presenting as the report's conclusion something that, according to the *Wall Street Journal* article, was merely suggested by the report. Therefore, the Company believes that the above statement is materially false and misleading.

For the reasons discussed above, the Company believes that each of the statements from the SRA Supporting Statement set forth above is materially false, misleading and/or irrelevant and thus may be omitted from the SRA

Supporting Statement pursuant to Rule 14a-8(i)(3) and the Staff interpretations thereunder.

Conclusion

For the reasons set forth above, AT&T believes that it may omit the LIUNA Proposal from its proxy materials for its 2008 Annual Meeting under Rules 14a-8(b), 14a-8(f) and 14a-8(i)(10). In the event the Staff disagrees, then AT&T believes that it may omit the SRA Proposal from its 2008 proxy materials pursuant to Rule 14a-8(i)(11) because the SRA Proposal substantially duplicates the previously-received LIUNA Proposal. In the event the Staff further disagrees, then AT&T believes that it may omit certain statements in the SRA Supporting Statement from its 2008 proxy materials pursuant to Rule 14a-8(i)(3) because the statements are materially false, misleading and/or irrelevant.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Paul M. Wilson

Enclosures

cc: Ms. Jennifer O'Dell, LIUNA Staff and Affiliates Pension Fund
JoAnn Alix-Gagain, SNET Retirees Association, Inc.
Jane Banfield

LIUNA STAFF & AFFILIATES PENSION FUND

RECEIVED
OCT 31 2007
CORPORATE SECRETARY'S OFFICE
Wayne Wertz

fax transmittal

MARK W. SPEAKES
Fund Administrator

905 16th Street, N.W.
Washington, D.C.
20006-1765

(800) 544-3840
or (202) 737-1664

Fax: (202) 347-0721

Date: October 31, 2007

To: ANN EFFINGER MEULEMAN

Fax #: 210-351-3521

From: MARK W. SPEAKES

Pages: 4, including fax cover sheet

COMMENTS:

LIUNA STAFF & AFFILIATES PENSION FUND

MARK W. SPEAKES
Fund Administrator

905 16th Street, N.W.
Washington, D.C.
20006-1765

(800) 544-3840
or (202) 737-1664

Fax (202) 347-0721

SENT VIA FAX: 210-351-3521

October 31, 2007

Ms. Ann Effinger Meuleman
Senior Vice President and Corporate Secretary
AT&T, Inc.
175 East Houston Street
San Antonio TX 78205

Dear Ms. Meuleman:

On behalf of the LIUNA Staff and Affiliates Pension Fund ("Fund") I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the AT&T, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The fund is the beneficial owner of approximately 140,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at 202-942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington DC 20006

Sincerely,

MARK W. SPEAKES
Fund Administrator

cc: Jennifer O'Dell

Enclosure

Resolved: That the shareholders of AT&T Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:

- Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
- Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
- Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Supporting Statement: We feel it is imperative that executive compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance. The pay-for-performance concept has received considerable attention, yet all too often executive pay plans provide generous compensation for average or below average performance when measured against peer performance. We believe the failure to tie executive compensation to superior corporate performance has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that the Pay for Superior Performance principle presents a straightforward formulation for senior executive incentive compensation that will help establish more rigorous pay for performance features in the Company's Plan. A strong pay and performance nexus will be established when reasonable incentive compensation target pay levels are established; demanding performance goals related to strategically selected financial performance metrics are set in comparison to peer company performance; and incentive payments are awarded only when median peer performance is exceeded.

We believe the Company's Plan fails to promote the Pay for Superior Performance principle in several important ways. Our analysis of the Company's executive compensation plan reveals the following features that do not promote the Pay for Superior Performance principle:

- The CEO's total compensation is targeted at the 75th percentile of the peer group.
- Total annual compensation for all officers is targeted above market median.
- The annual and long-term incentive plans provide for below target payout.
- The target performance levels for the annual incentive plan metrics are not peer group related.
- The company does not disclose performance targets for the portion of the long-term incentive compensation that is not peer group related.

We believe a plan designed to reward superior corporate performance relative to peer companies will help moderate executive compensation and focus senior executives on building sustainable long-term corporate value.

at&t

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407

October 31, 2007

Via UPS
Ms. Jennifer O'Dell
Department of Corporate Affairs
LIUNA Staff & Affiliates Pension Fund
905 16th Street, NW
Washington, DC 20006

Dear Ms. O'Dell:

Today we received your faxed letter dated October 31, 2007, submitting a shareowner proposal for inclusion in AT&T's 2008 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2008 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a shareowner proposal, a shareowner must: (a) be the record or beneficial owner of at least $2,000 in market value of AT&T's common stock at the time a proposal is submitted and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that both of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative do not present the proposal at the meeting, it will not be voted upon. The date and location for the 2007 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

cc: Mark W. Speakes

Todd Newman
Wachovia Bank, N.A.
Wachovia Retirement Services
1753 Pinnacle Dr. VA1981
McLean, VA 22102
Tel: 703-760-6294
Fax: 703-760-6431

Dated		
To	Ann Meuleman	
Company		
Fax	210-351-3521	
Pages	(including cover page)	
From	WRS–Tysons	
Regarding		

Sent Via Fax 210-351-3521

November 1, 2007

Ms. Ann Effinger Meuleman
Senior Vice President and Corporate Secretary
AT&T, Inc.
175 East Houston
San Antonio, TX 78205

Dear Ms. Meuleman,

Wachovia Bank is the record holder for 73,600 shares of AT&T, Inc. ("Company") common stock held for the benefit of the Laborers' Local Union and District Council Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Mark K. Cloud
Assistant Vice President

S.R.A.
SNET RETIREES ASSOCIATION
SNET RETIREES ASSOCIATION, INC.
P.O. Box 623, Orange, CT 06477-0623

RECEIVED
NOV 21 2007
CORPORATE
SECRETARY'S OFFICE

November 19, 2007

Ann E. Meuleman
Senior Vice President and Secretary
AT&T, Inc.
175 E. Houston
San Antonio, Texas 78205

Dear Ms. Meuleman:

On behalf of the SNET Retirees Association, Inc. (SRA), I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. I intend to present this proposal at the Company's 2008 annual meeting.

The resolution urges AT&T's Board of Directors to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually to shareholders on the specific financial performance measure used to award performance pay. This policy was adopted by the "old" AT&T in 2004 but apparently not included in the post-merger Corporate Governance Guidelines.

The Association owns **985.87** shares of the Company's common stock and is held by AT& T Shareholder Services at Computershare Trust Company, as the attached statement shows. The Association intends to maintain this ownership position through the date of the 2008 Annual Meeting. I plan to introduce and speak for the resolution at the Company's 2008 Annual Meeting.

Thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me at 203-758-2409.

Sincerely yours,

JoAnn Alix-Gagain
President
SNET Retirees Association, Inc.

Exclude Pension Credits from Calculations of Performance-Based Pay

The SNET Retiree Association, Inc. (SRA), P.O. Box 623 Orange, CT. 06477 owner of 985.87 shares of the Company's common stock, hereby submit the following shareholder resolution for inclusion in the Company's proxy statement for the 2008 Annual Meeting:

Resolved: The shareholders of AT&T, Inc. urge the Board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually to shareholders on the specific financial performance measure used to award performance pay.

SUPPORTING STATEMENT

In recent years a substantial share of AT&T's reported earnings has not been cash flow from ordinary operations, but rather accounting rule income from "pension credits." Because pension credits reflect neither operating performance – nor even actual returns on company pension assets – we believe these credits should not factor into performance-based executive compensation.

When this resolution was submitted by one of its co-sponsors to the pre-merger AT&T, the Board's Compensation and Employee Benefits Committee adopted it as an executive compensation policy (February 23, 2004). The Committee stated, in the 2004 proxy statement, that "[w]e are joining many other companies which are adopting similar compensation policies, which our Board believes comport with evolving best practices for executive compensation."

Unfortunately, the policy was not included in AT&T's post-merger Corporate Governance Guidelines. We believe it should be.

Pension income is simply not a good measure of management's operating performance. Pension credits are not even based on actual investment returns, but on the "expected return" on plan assets and other assumptions set by management.

Continued

For example, SBC Communications (which merged with the "old" AT&T) used non-cash pension credits to add $1.14 billion to reported operating income in 2002.

Similarly, management at the pre-merger AT&T added $1.3 billion in pension credits to earnings in 2000 through 2002 based on a *projected* $5 billion net gain on pension investments. In 2000, pension credits of $775 million accounted for nearly one-fifth (19.7%) of AT&T's pretax income.

In reality, AT&T's the pension trust actually *lost* $2.9 billion over this three-year period. Meanwhile the pension surplus deteriorated from $9 billion surplus to less than $1 billion by year-end 2002.

According to a *Wall Street Journal* report (June 25, 2001), "companies can use pension accounting to manage their earnings by changing assumptions to boost the amount of pension income that can be factored into operating income."

An Institutional Shareholder Services (ISS) issue brief explained that "although in many cases pension assets plummeted in value, non-cash 'pension credits' boosted not only reported earnings, but also performance-based executive pay." ["Cookie-Jar Accounting: Pension Credits Plump Executive Pay," ISS, April 2002.]

Because AT&T's management retains great discretion over the assumptions used to calculate pension credits, we believe that excluding this accounting rule income from calculations of executive pay will help to assure shareholders that this discretion will not lead to conflicts of interest.

In addition, if incentive pay formulas encourage management to skip cost-of-living adjustments expected by retirees, or to reduce retirement benefits expected by employees (as we believe AT&T did in switching to a cash balance pension plan), in our opinion AT&T's ability to recruit and retain experienced employees could be undermined.

Please VOTE FOR this resolution.

Computershare

Computershare Investor Services
250 Royall Street
Canton Massachusetts 02021
www.computershare.com

November 14, 2007

SNET RETIREES ASSOC INC
ATTN JOANN ALIX GAGAIN
BOX 623
ORANGE CT 06477

Company Name:	AT&T INC. / ATT
Holder Account Number:	C1000242795
Registration:	Snet Retirees Assoc Inc

Dear Sir / Madam:

We have received your request regarding the above referenced account.

Please note that the above referenced account holds 985.873693 shares since September 14, 2006.

If you have any further questions, please visit our web site at www.computershare.com/att. Or you may contact us by phone at 800-351-7221. We offer an automated telephone service to assist you at any time, or you may reach a representative Monday through Friday, 9 AM to 8 PM Eastern Time.

Sincerely,

Jeffrey Wallach
Canton Contact Center Group
AT&T Shareholder Services at Computershare
66782

REF: JW/UI80000732052

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

14 January 2008

BY UPS

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AT&T Inc. 2008 Annual Meeting
Shareholder Proposal by SNET Retirees Association

Dear Counsel:

This letter is submitted on behalf of the SNET Retirees Association ("SRA" or the "Proponent"), which along with co-filer Jane Banfield submitted a shareholder proposal (the "SRA Proposal") to AT&T Inc. ("AT&T" or the "Company"). By a letter dated 20 December 2007 ("AT&T Letter") the Company's counsel advised that AT&T plans to omit from its 2008 proxy materials this resolution, which proposes that AT&T's Board exclude non-cash pension trust accounting credits in the measure of earnings used to determine performance-based compensation for senior executives. In addition, AT&T seeks to omit certain statements from SRA's Supporting Statement on the ground that they are materially false or misleading. For the reasons set forth below, we respectfully ask the Division to deny the no-action relief sought by AT&T.

The SRA Proposal

The SRA Proposal requests that AT&T's Board adopt an executive compensation policy that had been in place at the pre-merger ("old") AT&T. Under this policy the Board would calculate performance-based compensation using a measure of earnings that does not include non-cash accounting credits to net income resulting from projected increases in the pension fund surplus. The Resolution states:

> **Resolved:** The shareholders of AT&T, Inc. urge the Board to determine future awards of performance-based compensation for executive officers using a

> measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to report annually to shareholders on the specific financial performance measure used to award performance pay.

This method of adjusting earnings to exclude pension accounting credits for the purpose of determining performance-based executive pay has been the subject of shareholder proposals at a number of other companies – including the "old" AT&T, Verizon, Qwest and Lucent Technologies. The boards of each of those companies subsequently adopted the policy after strong showings of shareholder support.

AT&T advises that, independently of the SNET Proposal, the Company received a separate compensation proposal from the LIUNA Staff and Affiliates Pension Fund. A comparison of the two proposals, however, shows that they are as different as night and day.

The LIUNA Proposal seeks adoption of a "Pay for Superior Performance" policy. Resolutions of this type have been submitted at dozens of companies over the past two years. The LIUNA Proposal states:

> RESOLVED: That the shareholders of AT&T Inc. ("Company") request that the Board of Director's Executive Compensation Committee adopt a Pay for Superior Performance principle by establishing an executive compensation plan for senior executives ("Plan") that does the following:
>
> 1. Sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median;
> 2. Delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards;
> 3. Provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan;
> 4. Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
> 5. Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

AT&T's Letter seeks to omit the LIUNA Proposal by arguing that LIUNA allegedly failed to meet the eligibility requirements of Rules 14a-8(b) and 14a-8(f), and because AT&T allegedly has already substantially implemented the proposal, thus permitting exclusion under Rule 14a-8(i)(10). In the alternative, AT&T seeks to omit the SRA Proposal under Rule 14a-8(i)(11) as being substantially duplicates the LIUNA Proposal, which AT&T received first. AT&T also seeks to exclude "certain statements" in SRA's Supporting Statement on the ground that they are materially false and misleading within the meaning of Rule 14a-8(i)(3).

This letter will not address the issue of LIUNA's eligibility, but will confine itself to showing why the SRA Proposal may not be excluded under Rule 14a-8(i)(11) and why AT&T's objections to certain language does not require ay amendment to satisfy Rule 14a-8(i)(3).

SRA's Proposal Does Not "Substantially Duplicate" the LIUNA Proposal.

A shareholder proposal may be excluded under Rule 14a-8(i)(11) only if it substantially duplicates another proposal previously submitted by another shareholder that will be included in the company's proxy materials for the same meeting. Assuming that the LIUNA Proposal is not excludable on technical grounds, Proponents believes that its own pension credits proposal does not substantially duplicate the LIUNA "Pay for Superior Performance" proposal. In fact, other than the superficial fact that both proposals generally touch on the topic of better aligning executive compensation with performance, there is not even an area of overlap between the proposals.

A fatal defect in AT&T's argument here is that if AT&T's Board voluntarily adopted every detail of LIUNA's "Pay for Superior Performance" proposal, such a policy would not include or address in any way the policy proposed by the SRA. The thrust of SRA's pension credits proposal is very narrow: It seeks to exclude non-cash pension accounting credits related to projected returns on employee pension trusts from "the measure of earnings" used to determine awards of performance-based compensation. It therefore focuses very narrowly on how earnings are to be defined for purposes of calculating executive performance awards. In contrast, LIUNA's proposal *does not seek to define the measure of earnings* at all. Rather, the LIUNA Proposal takes the measure of earnings as a given and proposes a detailed Pay for Superior Performance plan, the thrust of which is to require that equity awards be "performance-vested, not simply time vested," and to limit payment under the incentive components "to when the Company's performance on its selected financial performance metrics exceeds peer group median performance." In other words, if LIUNA's Pay for Superior Performance scheme was adopted in every proposed detail, the Board would retain the discretion either to include or exclude pension accounting credits in the "measure of earnings" used to determine if the peer-beating performance criteria had been achieved or not.

AT&T's argument can also be viewed in relation to the "substantially implemented" standard of Rule 14a-8(i)(10). Presumably, if one proposal "substantially duplicates" another pursuant within the meaning of Rule 14a-8(11), then if the company adopts one of the two proposals, the other proposal by definition would have been "substantially implemented." But that is not even arguably the case here. If AT&T voluntarily implemented LIUNA's Pay for Superior Performance policy today, AT&T could not reasonably claim that it had "substantially implemented" the SRA Proposal within the meaning of Rule 14a-8(i)(10) because in fact the Pay for Superior Performance policy would not have addressed the treatment of pension accounting credits to corporate earnings in relation to executive pay.

AT&T argument simply ignores the specific and detailed Pay for Superior Performance scheme that LIUNA has actually proposed. Instead, the Company relies on a broad-brush assertion that because both proposals are motivated by a desire to better align senior executive compensation with financial performance, then *ipso facto* they must substantially duplicate one another. Although both proposals may have been motivated by a general desire to better align pay with performance, they address entirely different aspects of the compensation-setting process. There is no overlap between the proposals and thus certainly no substantial duplication. The SRA Proposal does not propose any specific type of incentive pay (whereas LIUNA would limit long-term incentive pay to "performance-vested" equity awards); nor does the SRA Proposal propose any specific criteria to trigger performance vesting (whereas LIUNA would limit awards to performance that "exceeds peer group median performance"). Rather, the SRA Proposal proposes that to the extent the Board chooses to use earnings as a criteria, then it should use a "measure of earnings that excludes non-cash pension credits."

Various no-action determinations involving either the (i)(10) or (i)(11) exclusion support the conclusion that a compensation-related proposal may not be excluded simply because it intersects at some oblique angle with an existing corporate policy or a competing proposal that has been submitted by another shareholder. *E.g., Xcel Energy, Inc.* (30 March 2007) (pay-for-superior-performance proposal not mooted by existence of a performance-based policy); *Wal-Mart Stores, Inc.* (27 March 2007) (same); *AT&T, Inc.* (2 March 2005) (proposal on golden parachutes does not substantially duplicate proposal on SERP); *Minnesota Mining and Manufacturing Co.* (5 March 2001) (proposal "to establish a performance-based senior executive compensation system" focusing on "long-term success" is not mooted by existing equity plans that focused more on the vagararies of the stock market than conmpany-specific factors requested in the proposal); *Pacific Gas and Electric Co.* (1 February 1993) (approving inclusion of three proposals on (1) non-salary compensation of management being tied to performance indicators; (2) ceilings on future total compensation of officers and directors; and (3) payment of directors in common stock).

In *Verizon Communications Inc.* (20 February 2007), upon which AT&T relies, the competing proposals involved equity-based performance compensation that were only slightly different in scope. Here, by contrast, the intersection between the topics of the two proposals are so slight as to be non-existent. AT&T may not rely upon the (i)(11) exclusion to omit the SRA Proposal.

The Supporting Statement is Not Materially False or Misleading.

The AT&T Letter goes on to argue in the alternative that "certain statements in the SRA Supporting Statement may be excluded . . . pursuant to Rule 14a-8(i)(3) because the statements are materially false, misleading and/or irrelevant." We reject this blatant attempt to undermine SRA's ability to make this somewhat obscure issue concerning the impact of pension credits on earnings – and thereby on executive pay – understandable to shareholders. A fair reading of the Supporting Statement makes it clear that, read in context, none of the sentences singled out by AT&T is materially false or misleading.

The thrust of AT&T's complaint is that "none of the data in the SRA Supporting Statement relates to periods more recent than 2002, and much of it relates to AT&T Corp. rather than to SBC Communications Inc. or AT&T Inc." (AT&T Letter at p. 9.) With respect to highlighting 2002 data, AT&T seems to be arguing that Proponents are making a weak case – not that they are making a false or misleading case.

AT&T does not deny that in 2002 and the years immediately prior to then, both the "pre-merger" AT&T (AT&T Corp.) and SBC Communications, Inc. each boosted their reported earnings by more than $1.1 billion using pension credits. Proponents believe that it would be good policy to reinstate AT&T Corp's previous policy (abandoned after the merger) to exclude pension accounting credits from the calculation of executive compensation. AT&T may disagree that events in 2002 should influence how shareholders vote on this issue in 2008, but we believe that the persuasive weight of an argument based on 2002 data is a matter for the shareholders to decide. AT&T can use its own Opposing Statement in the proxy to argue the point – and without being limited to the word count limits that Rule 14a-8 imposes on shareholders.

It would be one thing if Proponents had somehow implied that the 2002 data were 2007 data. However, the Supporting Statement is very clear as to the year and amount by which pension credits boosted earnings at each of the former companies hat recently merged to create the "new" AT&T.

Likewise, the Supporting Statement takes pains to distinguish between the "pre-merger" or "post-merger" AT&T. At the very beginning of the Supporting Statement, Proponents include the following language – conveniently ignored by the AT&T Letter – which makes the remaining paragraphs clear in context with respect to the distinction between the "pre-merger"AT&T and SBC.

When this resolution was submitted by one of its co-sponsors to *the pre-merger AT&T*, the Board's Compensation and Employee Benefits Committee adopted it as an executive compensation policy (February 23, 2004). The Committee stated, in the 2004 proxy statement, that "[w]e are joining many other companies which are adopting similar compensation policies, which our Board believes comport with evolving best practices for executive compensation."

Unfortunately, the policy was not included in AT&T's *post-merger* Corporate Governance Guidelines. We believe it should be.

. . .

For example, *SBC Communications (which merged with the "old" AT&T)* used non-cash pension credits to add $1.14 billion to reported operating income in 2002.

Similarly, management at the *pre-merger AT&T* added $1.3 billion in pension credits to earnings in 2000 through 2002 based on a *projected* $5 billion net gain on pension investments. In 2000, pension credits of $775 million accounted for nearly one-fifth (19.7%) of AT&T's pretax income. (*emphasis added*)

The Proponents were very careful to distinguish between the "pre-merger" AT&T, SBC Communications ("which merged with the 'old' AT&T'"), and the "post-merger" AT&T. Shareholders know the difference. In context it is clear that *both* the "pre-merger" AT&T Corp. and SBC boosted earnings in excess of $1.1 billion during the 2000 to 2002 period with non-cash pension accounting credits. The AT&T Letter does not dispute those numbers because they come straight from the two companies' Form 10-K.

The AT&T Letter claims one additional sentence is misleading because it implies that *The Wall Street Journal* reported that "companies can use pension accounting to manage their earnings by changing assumptions to boost the amount of pension income that can be factored into operating income." In fact, *The Wall Street Journal* reported that an analysis published by Credit Suisse First Boston Corp. made that claim. With a 500-word limit on both the resolution and supporting statement, shareholders inevitably try to economize on unnecessary wordiness. Proponents believes it is not false or misleading to state that the sentence quoted above was "[a]ccording to a *Wall Street Journal* report (June 25, 2001)." In fact, the conclusion of the Credit Suissse First Boston Corp. study was in fact reported in *The Wall Street Journal*.

We fail to see how the challenged statement is false or misleading, either "materially" or otherwise. Nonetheless, should the Staff agree with AT&T on this point, the Proponents would be willing to amend the Supporting Statement to insert the following underlined new text:

> According to a *Wall Street Journal* report (June 25, 2001), Credit Suisse First Boston Corp. accounting analyst Jane Adams suggested that "companies can use pension accounting to manage their earnings by changing assumptions to boost the amount of pension income that can be factored into operating income."

Conclusion

Under Rule 14a-8(g), the burden of proof is on the registrant to establish the applicability of any of the exclusions set forth in Rule 14a-8(i). Because AT&T has failed to meet its burden of demonstrating that the substantive elements of Proponents' resolution have been "substantially implemented" or that the identified wordings are "materially false or misleading," the Proponents respectfully ask the Division to advise AT&T that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points, and please do not hesitate to contact me if you require further information. We would be grateful if you could please fax the undersigned a copy of the Division's determination once it is available at (202) 315-3552.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Paul M. Wilson, AT&T Legal Department
Jennifer O'Dell, LIUNA Staff and Affiliates Pension Fund
JoAnn Alix-Gagain, SNET Retirees Association, Inc.
Jane Banfield

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 10, 2007

The first proposal relates to compensation. The second proposal urges the board to determine future awards of performance-based compensation for executive officers using a measure of earnings that excludes non-cash "pension credits" that result from projected returns on employee pension fund assets, and to provide a report to shareholders.

There appears to be some basis for your view that AT&T may exclude the first proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the first proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission of the first proposal upon which AT&T relies.

We are unable to concur in your view that AT&T may exclude portions of the supporting statement in the second proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit portions of the supporting statement in the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the second proposal under rule 14a-8(i)(11). We note that the first proposal will not be included in AT&T's 2008 proxy materials. Accordingly, we do not believe that AT&T may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END